UNCOMMON GIVING CORPORATION

SUPPLEMENT NO. 1 DATED JULY 15, 2021

TO OFFERING CIRCULAR DATED MARCH 8, 2021

This document supplements, and should be read in conjunction with, the offering circular of Uncommon Giving Corporation (the “Company,” “we”, “our” or “us”), dated March 8, 2021 and filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement to our Offering Circular is to provide an update to our business strategy and report on certain events.

Completion of Significant Enhancement to our Platform and Launch of our Core Marketplace Strategy – Workplace Generosity

In May 2021, we launched Workplace Generosity, a cloud-based, Software-as-a-Service offering by completing phase 1 of our Workplace Generosity module, which fully integrates with and complements the existing Uncommon Giving Platform. This module reduces manual systems and procedures and streamlines our business clients’ charitable giving processes, allowing them to align their employees as partners in social responsibility. The added functionality of the Workplace Generosity module allows us to expand our business offering.

Workplace Generosity is aimed at business clients that wish to improve effectiveness of their corporate social responsibility efforts, make an impact on and strengthen their brand in their communities, increase employee engagement through recognition of generosity, and effect, record, and report matching gifts. We are initially targeting small- to medium-sized businesses (i.e., businesses with under 5,000 employees), and eventually, we plan to target enterprise-level companies.

Through Workplace Generosity, we aim to engage and energize our business clients by offering them and their employees socially responsible giving and investing options. These options currently include functionality to permit and facilitate direct deposits into employees’ Digital Wallets through employee payroll deductions (i.e., charitable donations into their individual Uncommon Giving DAF accounts).  In the future, through Platform enhancements that are currently in process, Workplace Generosity plans to allow additional contributions to their employees’ DAF accounts through direct or matching contributions, facilitate disaster or humanitarian response giving, and enable corporate grant management.   Planned features also include individual investment options for potential DAF growth through SEC-registered investment advisory affiliate, Uncommon Investment Advisors, which recently launched the company’s first ETF on the New York Stock Exchange (as described in further detail below).  One of Workplace Generosity’s key differentiators is the portability of the employee’s DAF account. Once an employee de-links our Digital Wallet from his or her employer at the conclusion of employment, that former employee is then free to use his or her Digital Wallet for a lifetime to make charitable donations in much the same way as a 401(k) account is rolled over at end of employment. To our knowledge, no other competitor’s workplace giving solution has this attractive combination of features.

We believe Workplace Generosity will reinforce and enhance the positive aspects of a business client’s culture and values by inspiring employee engagement through charitable giving, supporting philanthropic causes, and strengthening the company’s brand in the community. Our Workplace Generosity offering brings a fresh approach to workplace giving that is currently being offered and deployed in the marketplace.

We are pleased with marketplace acceptance in our initial sales and marketing efforts and we continue to build a robust sales pipeline. We believe that Workplace Generosity represents the most rapid and cost-effective DAF account acquisition strategy.

Launch of our Core Investment Solution – Uncommon Investments

Our SEC-registered advisory affiliate, Uncommon Investments, has also launched products since the initial filing of our Offering Circular.  The goal of Uncommon Investments is to allow competitive financial returns from diversified investment options for monies contributed to DAF accounts. By using our investment options, Donors have the potential to amplify their charitable giving through our investment options. Uncommon Investments takes the guesswork out of DAF investing by recommending pre-screened investments in proprietary exchange-traded funds as well as certain non-proprietary investment products that are aligned with each Donor’s risk profile.

On April 16, 2021, Uncommon Investments launched its first Exchange Traded Fund (“ETF”) on the New York Stock Exchange under the ticker symbol “UGCE”. UGCE is a core equity fund. As of July 9, 2021, more than $20 million has been invested in the UGCE ETF.

On June 28, 2021, Uncommon Investment Advisors launched the Uncommon Generosity 50 Index. The Uncommon Generosity 50 Index is calculated by S&P Dow Jones Indices. This the first index to track the price return of the 50 highest ranked stocks from within the S&P 500 Index selected on the basis of corporate generosity. The index’s goal is to identify the best examples of companies acting as good corporate citizens and giving back to a variety of stakeholders. Uncommon Investments plans to offer managed institutional accounts as well as an additional ETF later this year.

Organizational Changes

We believe Workplace Generosity, as complimented by the products offered by Uncommon Investment Advisors, represents the most rapid and cost-effective DAF account acquisition strategy. As a result, we have realigned our operational, marketing and administrative resources to support this focus. In June 2021, our Board of Directors appointed Mr. Earl Bridges to the position of President and Chief Operating Officer of the Company, and Mr. Eric Rubin to the position of Chief Investment Officer of the Company and President and Chief Executive Officer of Uncommon Investment Advisors. Restructuring our core business to a singular focus on Workplace Generosity resulted in an approximate 40% reduction in monthly ongoing operating costs. As a part of that effort, Mr. Ron Baldwin, Founder and Chief Executive Officer, and Mr. Gene Baldwin, Founder and Chairman, will continue, for the foreseeable future, to defer 100% of the compensation provided for in their respective employment agreements.

Sale of Securities Pursuant to Regulation D Offering

To enhance its capital raising efforts beyond its current offering under Regulation A, we launched a private offering pursuant to Regulation D of the Securities Act to sell up to 500,000 shares of Common Stock and warrants to purchase up to 100,000 shares of Common Stock solely to accredited investors. Since launching this offering in June 2021, we have raised $700,000 by issuing 70,000 shares of Common Stock and warrants to purchase 9,500 shares of Common Stock.

Cautionary Note Regarding Forward-Looking Statements

This Supplement on Form 253G2 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “aims,” “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular on Form 1-A dated March 8, 2021, as such factors may be updated from time to time in our periodic filings and supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.